Exhibit 99.50

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the use in this Registration Statement on Form 40-F of our report dated June 22, 2007 relating to the consolidated financial statements of Linear Gold Corp., which appears in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Halifax, Nova Scotia

July 5, 2007